[redacted]

SEC 10028491 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Equity Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Lexington Avenue, Suite 2020
(No. and Street)

New York, New York 10168
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Meshel, CEO (212) 661-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

One Jericho Plaza-Ste 106 (Address) Jericho (City) NY (State) 11753 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Meshel, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Equity Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jeffrey Meshel, CEO

Title

Signed and sworn to before me the 24th day of Feb. 2010

Notary Public

Stacy G. Rom-Jensen
Notary Public, State of New York
No. 02R06017595
Qualified in New York County
Commission Expires December 14, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCURY EQUITY GROUP, LLC

INDEX
DECEMBER 31, 2009

BERDON

INDEPENDENT AUDITORS' REPORT

To the Member of
Mercury Equity Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Equity Group, LLC as of December 31, 2009, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Equity Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP
Certified Public Accountants

Jericho, New York
February 22, 2010

Berdon LLP
CPAs and Advisors

IAPA International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

EXHIBIT A

MERCURY EQUITY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 201,322
Prepaid expenses	2,546
Investments	307,063
TOTAL ASSETS	$ 510,931

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 14,325
COMMITMENT	
MEMBER'S CAPITAL:	
Member's capital	553,152
Accumulated other comprehensive loss	(56,546)
TOTAL MEMBER'S CAPITAL	496,606
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 510,931

The accompanying notes are an integral part of this statement.

EXHIBIT B

MERCURY EQUITY GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME:		
Fee income		$ 60,382
GENERAL AND ADMINISTRATIVE EXPENSES:		
Rent expense	$ 3,600	
Professional fees	18,404	
Registration costs	2,881	
Office expenses	1,177	
Filing fees	50	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		26,112
INCOME BEFORE OTHER INCOME (LOSS)		34,270
OTHER INCOME (LOSS):		
Interest income		72
Realized (loss) on sale of investments		(46,459)
NET (LOSS)		(12,117)
OTHER COMPREHENSIVE (LOSS):		
Unrealized (loss) on investments		(56,546)
COMPREHENSIVE (LOSS)		$ (68,663)

The accompanying notes are an integral part of this statement.

EXHIBIT C

MERCURY EQUITY GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Capital	Accumulated Other Comprehensive (Loss)	Total
BALANCE - JANUARY 1, 2009	$ 127,146	$ -	$ 127,146
Net (loss)	(12,117)	-	(12,117)
Capital contributions	438,123	-	438,123
Net change in unrealized (loss) on investments	-	(56,546)	(56,546)
BALANCE - DECEMBER 31, 2009	$ 553,152	$ (56,546)	$ 496,606

The accompanying notes are an integral part of this statement.

EXHIBIT D

MERCURY EQUITY GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (12,117)
Adjustment to reconcile net (loss) to net cash provided by operating activities:	
Realized loss on sale of investments	46,459
Changes in assets and liabilities:	
(Increase) in prepaid expenses	(421)
Increase in accounts payable and accrued expenses	5,200
NET CASH PROVIDED BY OPERATING ACTIVITIES	39,121
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sales of investments	83,853
Purchases of investments	(55,798)
NET CASH PROVIDED BY INVESTING ACTIVITIES	28,055
NET INCREASE IN CASH	67,176
CASH - BEGINNING OF YEAR	134,146
CASH - END OF YEAR	$ 201,322

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2009, the member of the Company contributed investments of $438,123 as a capital contribution.

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

Mercury Equity Group, LLC (the Company) was formed as a limited liability company under the laws of New York State on September 3, 1998.

The Company is a registered broker dealer under the Security Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the successor to National Association of Security Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers cash on hand, deposits in bank and money market accounts as cash and cash equivalents.

(b) Investments

The securities held by the Company at December 31, 2009 are considered available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of comprehensive income (loss). Fair value is based on quoted market prices. Impairment losses are recognized on these investments when the Company determines that there has been a decline in fair value of the investment that is other than temporary. When securities are sold, specific identification is used to calculate gain or loss.

(c) Income Taxes

The Company is a limited liability company and therefore no provision for federal and state income taxes is required since the member reports the Company's taxable income or loss on his income tax returns.

In September 2009, the FASB finalized its guidance on accounting for uncertainty in income taxes recognized in a nonpublic company's financial statements and prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, guidance was provided on classification, interest and penalties, accounting in interim periods and disclosure. Adoption of this guidance did not have a material impact on the Partnership's financial position, results of operations, or cash flows.

The Partnership's federal and state income tax returns for the years after 2005 remain subject to examination by the taxing authorities.

(d) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

(e) Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through February 22, 2010, the date that the financial statements are considered available to be issued.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

Investments consisted of the following at December 31, 2009:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equities	$ 363,609	$ 5,282	$ (61,828)	$ 307,063

NOTE 4 - CONCENTRATIONS

Financial instruments that potentially expose the Company to concentrations of credit risk include cash and investments. The Company maintains accounts at a high quality financial institution. While the Company attempts to limit its financial exposure, deposit balances may, at times, exceed federally insured limits. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 5 - OPEN TRANSACTIONS

As of December 31, 2009, the Company did not have any open transactions with respect to its activities as a securities broker dealer.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2009, the Company had a net capital and net capital requirements, as reflected on the accompanying supplementary schedule of computation of net capital of $371,235 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is .04 to 1 at December 31, 2009.

NOTE 7 - COMMITMENT

The Company is leasing space from an entity related through common ownership on a month to month basis. Rent expense was $3,600 for the year ended December 31, 2009.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has adopted Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements" which establishes a framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under FASB ASC Topic 820 have been included in this note.

(continued)

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Under FASB ASC Topic 820, the Company groups its assets and liabilities at fair value using a hierarchy which gives the highest priority to unadjusted quoted market prices in an active market for identical assets and liabilities (Level 1) and the lowest to unobservable inputs (Level 3). These levels are described below:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

Following is a description of valuation methodologies used for assets recorded at fair value:

Investments - Investments are valued at fair value on a recurring basis. The valuation is based on quoted market prices (Level 1).

Assets recorded on a recurring basis at fair value are:

Investments	Level 1	Level 2	Level 3	Total
Equities	$ -	$ 307,063	$ -	$ 307,063

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment.

SUPPLEMENTARY FINANCIAL INFORMATION

MERCURY EQUITY GROUP, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL:	
Total member's capital (Exhibit C)	$ 496,606
Nonallowable assets:	
Prepaid expenses	2,546
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	494,060
OTHER SECURITIES	122,825
NET CAPITAL	$ 371,235
COMPUTATION OF NET CAPITAL REQUIREMENTS:	
Aggregate indebtedness - accrued expenses	$ 14,325
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 366,235
Ratio of aggregate indebtedness to net capital	.04 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 372,851
NET AUDIT ADJUSTMENTS	(1,616)
NET CAPITAL PER ABOVE	$ 371,235

The accompanying notes and independent auditors' report should be read in conjunction with this supplementary schedule.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Mercury Equity Group, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Mercury Equity Group, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as the basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 22, 2010